UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Addex Therapeutics Ltd Full Name of Registrant
N/A Former Name if Applicable
Chemin des Mines 9 Address of Principal Executive Office (Street and Number)
CH-1202 Geneva, Switzerland City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Addex Therapeutics Ltd (the “Company”) was unable to file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”) without unreasonable effort or expense because of the disclosure requirements applicable to the Company’s equity investment in Neurosterix US Holdings LLC (“Neurosterix”), a privately held entity. Pursuant to Rule 3-09 of Regulation S-X, the Company is required to include in the Form 20-F separate audited financial statements of Neurosterix for the fiscal year ended December 31, 2024 (the “Neurosterix Financial Statements”). The Company is currently unable to obtain consent to publish the Neurosterix Financial Statements. The Company plans to continue working on obtaining consent and evaluate other options available to it. The Company currently anticipates the Form 20-F will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tim Dyer	+41	22 884 1555
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 25, 2025, the Company furnished a Report on Form 6-K to the Commission that included a press release announcing the Company’s full year financial results for the year ended December 31, 2024, including the following:

●	Income from continuing operations decreased by CHF 1.2 million to CHF 0.4 million for the 12 months ended December 31, 2024, compared to CHF 1.6 million in 2023.

●	R&D expenses from continuing operations decreased by CHF 0.4 million to CHF 0.8 million for the 12 months ended December 31, 2024, compared to CHF 1.2 million in 2023.

●	G&A expenses from continuing operations decreased by CHF 0.4 million to CHF 2.3 million for the 12 months ended December 31, 2024, compared to CHF 2.7 million in 2023.

●	Net loss from continuing operations increased by CHF 2.4 million to CHF 4.9 million for the 12 months ended December 31, 2024, compared to CHF 2.5 million in 2023, primarily due to reduced revenue and increased costs related to the share of the net loss of the Neurosterix Group.

●	Net profit from discontinued operations amounted to CHF 12.0 million for the 12 months ended December 31, 2024 and was primarily related to a net gain of CHF 13.9 million from the divestment of a part of our business partially offset by a net loss of CHF 1.9 million from discontinued operations. During the 12 months ended December 31, 2023, the Group incurred a net loss of CHF 8.1 million in 2023.

●	Net profit amounted to CHF 7.1 million for the 12 months ended December 31, 2024 primarily related to the net profit of CHF 12.0 million from discontinued operations partially offset by the net loss of CHF 4.9 million from continuing operations. During the 12 months ended December 31, 2023, the Group incurred a net loss of CHF 10.6 million of which CHF 8.1 million was related to discontinued operations.

●	Shareholders’ equity increased by CHF 8.6 million to CHF 9.7 million for the 12 months ended December 31 2024 compared to CHF 1.1 million in 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding our estimated timing for filing the Form 20-F and our plan to obtain consent to publish the Neurosterix Financial Statements. Risks, uncertainties, and assumptions that could affect these forward-looking statements include, among other things, the time needed to finalize and file the Form 20-F as well as those risks identified in the Company’s filings with the Commission. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

Addex Therapeutics Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Tim Dyer
	Name:	Tim Dyer
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).